UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 4)

FORCE PROTECTION, INC.

(Name of Subject Company)

FORCE PROTECTION, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

345203202

(CUSIP Number of Class of Securities)

John F. Wall, III

Senior Vice President, Assistant General

Counsel and Corporate Secretary

Force Protection, Inc.

1520 Old Trolley Road

Summerville, South Carolina 29485

(843) 574-7001

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert W. Downes

Eric M. Krautheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Force Protection, Inc., a Nevada corporation (the “Company”), on November 18, 2011 and amended on December 1, 2011, December 12, 2011 and December 16, 2011. The Schedule 14D-9 relates to the tender offer by Falcon Acquisition Corp., a Nevada corporation (“Purchaser”), which is a wholly-owned subsidiary of General Dynamics Corporation, a Delaware corporation (“Parent”), to purchase all of the Company’s shares of common stock, par value $0.001 per share (“Shares”), that are issued and outstanding, at a price per Share of $5.52 in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 18, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with the SEC on November 18, 2011 and amended on December 1, 2011, December 12, 2011, December 16, 2011 and December 19, 2011. The Offer to Purchase and the Letter of Transmittal were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2011, as amended, by and among Parent, Purchaser and the Company.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraphs at the end of Item 8:

“Completion of the Offer

At 12:00 midnight, New York City time, at the end of Friday, December 16, 2011, the Offer expired as scheduled, and was not extended. Purchaser and Parent have been advised by Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), that, as of the Expiration Date, a total of 51,667,698 Shares (including 3,681,524 Shares subject to guaranteed delivery procedures as described in the Offer to Purchase) were validly tendered and not validly withdrawn, representing approximately 81.7% of Shares then outstanding on a fully diluted basis (as determined pursuant to the Merger Agreement). As a result, the minimum tender condition has been satisfied. All conditions to the Offer having been satisfied, Purchaser has accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Purchaser intends to exercise the Top-Up Option to purchase, at a price per Share equal to $5.52, an aggregate number of additional Shares that, when added to the number of Shares owned by Purchaser immediately prior to the exercise of the Top-Up Option (which for these purposes does not include Shares that have been tendered subject to guaranteed delivery procedures and not yet delivered), results in Purchaser owning one Share more than 90% of the Shares then outstanding.

Following the exercise of the Top-Up Option, Purchaser intends to effect a short-form merger with the Company under Nevada law. The Merger is expected to be consummated no later than December 20, 2011, at which time the Company will become a wholly-owned subsidiary of Parent. At the Effective Time, each of the Shares not validly tendered into the Offer (except for Shares that are owned by any of Parent, Purchaser, the Company or any of their direct or indirect wholly-owned subsidiaries) will cease to be issued and outstanding and will be converted into the right to receive the same price per Share of $5.52 in cash, without interest and less any applicable withholding taxes, that was paid in the Offer. The Depositary, acting as the paying agent for the Merger, will mail to the remaining former stockholders of the Company materials necessary to exchange their former Shares for such payment.

As promptly as practicable after consummation of the Merger, Parent intends to cause all Shares to be delisted from the Nasdaq and deregistered under the Exchange Act, after which the Company will no longer have reporting obligations under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ CHARLES A. MATHIS

(Signature)

Charles A. Mathis (Chief Financial Officer)

(Name and title)

December 19, 2011

(Date)

Instruction to Signature: The statement must be signed by the filing person or that person’s authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative’s authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See §240.14d-1(f) with respect to signature requirements.